

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2024

Kevin Amolsch
Chief Executive Officer
PFG Fund V, LLC
6990 W 38th Ave, Suite 208
Wheat Ridge, CO 80033

> **Re: PFG Fund V, LLC**
> **Offering Statement on Form 1-A**
> **Filed December 27, 2023**
> **File No. 024-12379**

Dear Kevin Amolsch:

We have reviewed your offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A

Subscription Procedures, page 20

1. We note your disclosure on page 21 that the Company has not set a maximum period of time to decide whether to accept or reject a subscription. We also note that the Company reserves the right to withdraw or terminate the offering hereby at any time and may reject any offer to purchase Notes in whole or in part. As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason and may withdraw or terminate the offering at any time, please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

Summary of Notes, page 43

2. We note that your notes are offered with a minimum term of 60 months from the dates of issue and subject to automatic renewal. We also note your statement on the cover page that the offering is in an amount that at the time the offering circular is qualified, is reasonably expected to be offered and sold within two years. Please revise to reconcile

your disclosures. Please also provide us with your analysis as to whether the renewal of the Notes would constitute a distinct offer and sale of a security requiring registration under Section 5 of the Securities Act of 1933 or an applicable exemption.

Financial Statements, page F-1

3.   Please revise to provide the unaudited interim financial statements for the six months ended June 30, 2023, as required by paragraph (c)(1) of Part F/S of Form 1-A, or advise.

Exhibits

4.   Please file each of your exhibits separately and not as attachments to the end of the offering statement. Refer to Rule 102 of Regulation S-T.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Ruairi Regan at 202-551-3269 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kevin Kim, Esq.